Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

The following communication was made available to employees of Agility Robotics, Inc. (“Agility”) via email in connection with the proposed business combination (the “Business Combination”) between Churchill Capital Corp XI (“Churchill”) and Agility.

To: AR-Employees

From: Peggy Johnson

Subject: CONFIDENTIAL: Funding Update FAQ

Hello ARgonauts,

As a follow up to my previous message, it’s important to remember that this transaction has not closed yet. It is still subject to a number of key steps, including governmental and shareholder approvals, as well as our continued business performance.

Please note the following restrictions to keep top of mind as we go through this process:

●	Do not make any statements about this news beyond general comments on officially sanctioned corporate Linkedin or social media posts. If you’re contacted by a member of the media or analysts, please do not provide any information about Agility and instead direct them to media@agilityrobotics.com.

●	Do not buy, sell, or make recommendations to others to buy or sell shares of stock of Churchill Capital Corp XI (“Churchill XI”) or share confidential information regarding Agility. Employees are highly likely to have non-public information, and it is important that you do not act on any such non-public information about Agility or this potential deal.

●	Do not share any projections, forecasts, business metrics, financial information or anything else that could be interpreted as relating to, or trying to affect, the value of Agility’s or Churchill XI’s business or stock externally. The Securities Exchange Commission (“SEC”) has strict guidelines that we must follow that prohibit this kind of activity.

Agility–Churchill XI Deal Announcement: Employee FAQ

1. What is the announcement?

Agility and Churchill XI, a special purpose acquisition company, or SPAC, have entered into an agreement to take Agility public. Upon closing, the combined public company will operate as Agility retaining our business, brand, team, values, and mission. Agility’s stock will become publicly traded under the ticker AGLT, providing more capital for growth. The transaction closing is still contingent on regulatory and shareholder approvals and various other closing conditions.

2. Who is Churchill XI?

Churchill XI is a SPAC sponsored by Michael Klein of M. Klein and Company, a strategic advisor with decades of experience. Churchill XI went public in December 2025, raising $414 million in an IPO with the ability to pursue a business combination in any business or industry. SPACs exist to identify promising privately held companies and take them public via a business combination. A business combination with a SPAC is an alternative to a traditional IPO that may provide a faster path to public status and additional support from an experienced partner.

3. What is the difference between a traditional IPO and a SPAC?

By going public via a SPAC, companies can have more certainty as to the amount of capital raised, a potentially shorter timeframe than the traditional IPO process, access to liquidity that might not otherwise be available to them, and a strategic partnership with an experienced SPAC sponsor team. Here is a brief overview of the differences between a direct listing, traditional IPO and a SPAC.

4. Why Churchill XI?

Churchill Capital, the sponsor of Churchill XI, has a proven SPAC track record, closing 7 transactions and delivering over $11B in growth capital to their partner companies. Examples of a recent deal include Oklo (NYSE: OKLO) and Infleqtion (NYSE: INFQ), which were both well received by public investors. They have deep experience supporting high-growth technology companies like Agility.

5. What happens next?

The process includes SEC review, shareholder approvals, and governance actions, which take a number of months.

6. Is this good news?

Yes. We expect the business combination to provide significant capital, accelerate growth, raise our profile, and create liquidity opportunities for employees and shareholders. However, remember there is still risk that the deal may not close, or may close on terms less favorable than we currently anticipate (including with respect to potential redemptions) or may not have the positive impact that we currently expect.

7. Why are we going public now?

As the first publicly traded humanoid robotics company, this transaction is expected to provide us access to the capital needed to accelerate our clear and ongoing efforts to expand production, meet the significant commercial demand for our products and technology, and advance a strategic AI-powered product roadmap.

8. How do I calculate my equity value?

Details will come later. For now, please continue to focus on executing our programs, roadmaps, and delivering for our customers.

9. Will this provide me liquidity for my equity?

While we don’t have a lot of information, we can tell you that this transaction may present a path to liquidity for our employees—but, there are a lot of details that would need to be resolved between here and the close of the transaction that impacts this analysis on a per employee basis. For now, we are focused on the work needed to bring this trasnaction to a close and can commit to sharing more details on the impact of equity at a future all hands meeting when we are able.

10. Is there a lock-up period once we are public? When can I sell my shares?

Yes, there is a lock-up period, meaning a period of time following completion of our business combination where you may not sell any shares you hold of Agility. The usual lock-up period is 180 days, but there are other factors that will need to be determined. As we get closer to the closing, we will share more specifics.

11. Can I buy or sell Churchill XI securities now? What is insider trading?

Employees cannot buy or sell Churchill XI securities or advise others to do so. Insider trading is buying, selling, hedging, or tipping off others to do the same, while in possession of nonpublic information. Insider trading is illegal and punishable. We cannot act on or share any nonpublic information externally.

12. When will I learn more about equity items?

Details about equity will come in employee meetings over the next few months. This will include details on the format of future equity, refresh programs, trading windows, etc.

13. What could delay or derail the deal?

Execution is key. Other risks include regulatory review, market conditions, and industry developments.

14. How does this impact my job? How does this impact the product roadmap?

It does not. Employees should continue focusing on team goals. Post-closing, there may be additional resources as we prioritize the best use of new capital.

15. What decision authority does Churchill XI have?

The Agility executive team remains in place. M. Klein & Company will act as an investor, with representation on our board after the transaction closes, but the Agility management team will continue to lead and execute on our business.

16. What if a customer or vendor asks me about this?

Our business relationships remain our top priority. Please continue to engage with customers and vendors as you normally would. Please do not comment or speculate about this transaction in normal business discussions.

17. What should I say to candidates?

You can reference the public announcement from Agility with respect to the transaction. If the candidate has questions about equity, please refer them back to the recruiting team who can work with Legal and Finance to address those inquiries.

18. Will this change our compensation philosophy?

We remain committed to offering competitive compensation and will continuously review both our cash and equity compensation as more information becomes available.

19. Can I tell my family or friends?

At this point you can only share information that is contained in the public announcement from Agility. Please refrain from discussing other details of the potential transaction, and any confidential information of Agility, with anyone outside of Agility.

20. What can I say on social media?

You may engage generally with Agility’s officially-sanctioned corporate LinkedIn or social media posts. Do not appear to speak on behalf of Agility and do not disclose any nonpublic information. When sharing Agility’s social media posts, appropriate comments are:

“Proud to be a part of Agility as we take a step toward becoming a public company.”

“Congrats to the team as we work to lead the adoption of humanoids everywhere.”

21. What if the media or investors contact me?

Do not answer. Refer investors to investor-relations@agilityrobotics.com and media or analyst inquiries to media@agilityrobotics.com.

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility Robotics, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s future development plans; the timing and success of the Company’s future development plans; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; the Company’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of the Company; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of the Company to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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